

September 28, 2021

Gary Swidler
Chief Financial Officer
Match Group, Inc.
8750 North Central Expressway
Suite 1400
Dallas, TX 75231

      Re: Match Group, Inc.
          10-K for the Year Ended December 31, 2020
          Filed February 25, 2021
          Form 10-Q for the Quarter Ended June 30, 2021
          Filed August 6, 2021
          Form 8-K filed August 3, 2021
          File No. 001-34148

Dear Mr. Swidler:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the years ended December 31, 2020, 2019 and 2018, page 39

1.   Please revise so that any discussion of changes in Adjusted EBITDA between periods is presented alongside a discussion of changes in Net Income, its most comparable GAAP measure, rather than operating income. Refer to Q&A 103.02 of the CD&I on Non-GAAP Financial Measures. Please also comply with this comment in your Forms 10-Q and Quarterly Financial Highlights (Exhibit 99.1) in your Forms 8-K.

Principles of Financial Reporting, page 42

2.   Please revise to present your non-GAAP measures in a separate section titled more appropriately to characterize the nature of those measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K. Please also comply with this comment in your Forms 10-Q.

Form 10-Q for the Quarter Ended June 30, 2021

Notes to Consolidated Financial Statements (Unaudited)
Note 10 - Contingencies, page 26

3.   We note that on June 9, 2021, the plaintiffs in the Tinder Optionholder Litigation filed a Note of Issue and Certificate of Readiness for Trial in which they amended the amount of damages they are now claiming to "[m]ore than $5.6 billion." Please revise to clarify if the financial statements reflect a provision for a loss based on the probability of an unfavorable outcome. Include your assessment as to whether there is a reasonable possibility of an exposure to loss in excess of the amount accrued and what the additional loss (or range of loss) may be. Refer to ASC 450-20-50-1 through 50-4.

Form 8-K filed August 3, 2021

Liquidity and Capital Resources, page 13

4.   We note your graphical presentation of trailing twelve month leverage measures and your definitions on page 25. It appears these measures are calculated using Adjusted EBITDA as the denominator. Please tell us how you considered the need to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please also refer to footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.

Reconciliations of GAAP to Non-GAAP Measures
Reconciliation of Net Earnings to Adjusted EBITDA, page 20

5.   In several places throughout this Form 8-K, you reconcile Adjusted EBITDA non-GAAP measures to operating income, rather than net income, which is the most comparable GAAP measure. For example, we note this issue in your presentation of Adjusted EBITDA margin on pages 20 and 21 as well as in the reconciliation of forecasted operating income to Adjusted EBITDA on page 22. Refer to footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa Etheredege, Senior Staff Accountant at (202) 551-3424 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology